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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 51659

RECEIVED
FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reliance Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

Two Portland Square

(No. and Street)

Portland	Maine	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Y. Keffer   (207) 879-1900
                                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name — if individual, state last, first, middle name)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John Y. Keffer___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Reliance Securities, LLC___, as of ___December 31___, ___2001___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

President

Signature

_____
Notary Public
LEWIS G. CURTIS
Notary Public, Maine
My Commission Expires January 29, 2004

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Members of
  Reliance Securities, LLC
Portland, Maine

We have audited the accompanying statement of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Reliance Securities, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

Deloitte
Touche
Tohmatsu

RELIANCE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$38,234
Receivables	6,459
Investments not readily marketable, at estimated fair value (cost, $3,300)	3,300
Deposit with clearing broker	35,000
Other assets	678
TOTAL ASSETS	**$83,671**

LIABILITIES AND MEMBERSHIP INTERESTS

LIABILITIES – Accounts payable and accrued expenses	$ 5,000
MEMBERSHIP INTERESTS	78,671
TOTAL LIABILITIES AND MEMBERSHIP INTERESTS	$83,671

See notes to statement of financial condition.

RELIANCE SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization – Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. The Company was formed on January 12, 1999. Forum Financial Group, LLC and Reliance Trust Company are 50% owners of Reliance Financial Corporation.

   In 2000, the Company was approved to conduct general securities business as an introducing broker. It has no customer accounts. The Company has a clearing arrangement with Fiserve Securities, LLC.

   Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Income Taxes – The Company is a dual-member limited liability company and will file a tax return as a partnership.

   Cash and Cash Equivalents – The Company considers all liquid investments of less than three months to maturity to be cash equivalents.

   Investments – Investments in nonmarketable securities are carried at cost, which approximates estimated fair value. Cost is determined on the specific-identification method.

   Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, accrued expenses and payables, approximate their fair values because of the short maturities of these assets and liabilities.

   Recent Accounting Pronouncements – The Company has evaluated the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The adoption of SFAS No. 140 had no impact on the Company's financial condition.

   In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company believes that the adoption of SFAS No. 141 will have no impact on its financial condition.

   In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 142 will have no impact on its financial condition.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

   Recent Accounting Pronouncements (Continued) – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will have no impact on its financial condition.

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition.

2. **NET CAPITAL REQUIREMENT**

   The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2001, the Company's net capital was $74,693, which was $24,693 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

3. **EXEMPTION FROM RULE 15c3-3**

   As of December 31, 2001, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of Subparagraph (k)(1) thereof.

   * * * * * *

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Members of
 Reliance Securities, LLC
Portland, Maine

In planning and performing our audit of the financial statements of Reliance Securities, LLC (the
"Company") for the year ended December 31, 2001 (on which we issued our report dated February 22,
2002), we considered its internal control, including control activities for safeguarding securities, in
order to determine our auditing procedures for the purpose of expressing an opinion on the financial
statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a
study of the practices and procedures (including tests of compliance with such practices and
procedures) followed by the Company that we considered relevant to the objectives stated in
Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under
Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We
did not review the practices and procedures followed by the Company in making the quarterly
securities examinations, counts, verifications and comparisons, and the recordation of differences
required by Rule 17a-13, or in complying with the requirements for prompt payment for securities
under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the
Company does not carry security accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of internal control and of the practices and procedures and to assess whether those practices and
procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission")
above-mentioned objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized acquisition, use or
disposition and that transactions are executed in accordance with management's authorization and
recorded properly to permit the preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

5

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002

Reliance Securities, LLC
(S.E.C. I.D. No. 8-51659)



Independent Auditors' Report

Statement of Financial Condition
As of December 31, 2001
Supplemental Report on Internal Control

This Report is filed as a PUBLIC DOCUMENT in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.